Exhibit 99.1

CollPlant Biotechnologies Reports Third Quarter (Q3) 2020 Financial Results and Provides Business Update

●	Expanded collaboration agreement with United Therapeutics which exercised its option for 3D bioprinted kidney transplants and $3 million payment to CollPlant
●	Increased revenues from 3D Bioprinting and Medical Aesthetics Business Collaborations

Rehovot, Israel, December 1, 2020, CollPlant (NASDAQ: CLGN), a regenerative and aesthetics medicine company, today announced financial results for the third quarter ended September 30, 2020 and provided an update on the Company’s business developments. Certain metrics, including those expressed on an adjusted basis, are non-GAAP measures. See “Use of Non-GAAP Measures” below.

CollPlant reported revenues of $4.1 million for the third quarter of 2020, a 511% increase from the $679,000 recorded in the third quarter of 2019. The Company ended the third quarter of 2020 with $5.0 million in cash and cash equivalents. Comprehensive income for the third quarter of 2020 was $703,000 on a GAAP basis, or adjusted comprehensive income of $1.1 million, on a non-GAAP basis.

3D printed soft tissue implant, including blood vessels

“We are very pleased with the progress of our collaboration with United Therapeutics which started with lungs and is now expanding to cover kidneys, a second lifesaving organ. The $3 million payment for the option exercise which contributed to our profitability in the third quarter of 2020 is part of a larger agreement signed in October 2018 that includes upfront and milestone payments plus royalties,” stated Yehiel Tal, CollPlant’s Chief Executive Officer.

“We continue to advance our medical aesthetics line with next-generation, regenerative, photocurable dermal fillers which we believe will yield skin rejuvenation inclusive of the ability to inject into deep wrinkles, as well as other key attributes. During the third quarter of 2020 we shared updates on our photocurable dermal fillers and on our breast implant product pipeline, at the exclusive Science of Aging Virtual Symposium 2020.”

“Furthermore, we are moving forward with a development program of an antiviral agent for the potential treatment of COVID-19. We got promising preclinical data showing our platform technology significantly inhibited avian coronavirus infectivity. The data indicated our formulation that is comprised of rhCollagen imbedded with silver nanoparticles (AgNP), targets viral load in COVID-19 patients, thereby potentially assisting the body’s immune system to combat viral infection, reduce transmission rates between people, and ultimately reduce the percentage of patients who need to be treated in critical care settings,” Mr. Tal concluded.

Financial Results

Third Quarter 2020 Financial Results on U.S. GAAP basis (“GAAP”)

Revenues for the three months ended September 30, 2020 increased by 511% to $4.1 million, compared to $679,000 in the third quarter of 2019. Revenues were derived mainly from sales of CollPlant’s BioInk for the development of 3D bioprinting of human organs, the exercise of an option by United Therapeutics for licensing CollPlant technology to print kidneys, and from sales of rhCollagen for medical aesthetics product development.

Cost of revenue was $1.4 million in the three months ended September 30, 2020, an increase of 123% compared to $645,000 in the same period in 2019. The increase is primarily related to royalties payments to the Israel Innovation Authority on revenue from licensing CollPlant’s technology to United Therapeutics for printing of kidneys.

The Company’s gross profit for the three months ended September 30, 2020 increased by $2.7 million to $2.7 million, or 65% of revenues, in the third quarter of 2020, compared to $34,000, or 5% of revenues in the third quarter of 2019.

Total operating expenses for the three months ended September 30, 2020 were $2.0 million, an increase of 11% compared to $1.8 million in the third quarter of 2019. The increase is primarily related to share-based compensation expenses for options grant.

Operating profit for the three months ended September 30, 2020 was $734,000, compared to an operating loss of $1.7 million in the third quarter of 2019.

Financial expense, net for the three months ended September 30, 2020 was $31,000 compared to $1.4 million in the third quarter of 2019. Financial expense in the three months ended September 30, 2020 and September 30, 2019 mainly derived from non-cash exchange differences of operating lease liabilities under ASC 842, and re-evaluation of financial instruments.

Comprehensive income for the third quarter of 2020 was $703,000, or $0.10 per share, compared to a comprehensive loss of $3.2 million, or $0.68 per share, for the third quarter of 2019.

Cash used in operating activities during the nine months ended September 30, 2020 was $2.9 million compared to $4.1 million in the nine months ended September 30, 2019. As of September 30, 2020, cash and cash equivalents totaled $5.0 million.

Cash used in investing activities during the nine months ended September 30, 2020 was $378,000 compared to $1.2 million in the nine months ended September 30, 2019. The decrease is mainly attributable to costs incurred in the establishment in 2019 of CollPlant’s new HQ and R&D center in Rehovot, Israel.

Cash provided by financing activities during the nine months ended September 30, 2020 was $4.5 million, of which $4.4 million are attributable to proceeds from issuance of shares in a private placement in February 2020. Cash provided in the nine months ended September 30, 2019 by financing activities amounted to $5.4 million, and are attributed to proceeds from funding in September 2019.

Third Quarter 2020 Financial Results on Non-U.S. GAAP Basis (“non-GAAP”)

On a non-GAAP basis, the operating expenses for the third quarter of 2020 were $1.6 million, a decrease of $106,000 compared to $1.7 million for the third quarter of 2019.

Comprehensive income for the third quarter of 2020 was $1.1 million, or $0.16 per share, compared to comprehensive loss of $1.8 million, or $0.38 per share, for the third quarter of 2019.

Non-GAAP measures exclude certain non-cash expenses. The table on page 10 includes a reconciliation of the Company’s GAAP results to non-GAAP results. The reconciliation reflects non-cash expenses in the amount of $397,000 with respect to (i) change in fair value of financial instruments, (ii) share-based compensation to employees, directors and consultants and (iii) change of operating lease accounts, including related financial expenses.

Use of Non-GAAP Measures

This press release contains certain non-GAAP financial measures for operating costs and expenses, operating loss, comprehensive loss and basic and diluted comprehensive loss per share that exclude the effects of non-cash expense for fair market value attributed to change in fair value of financial instruments, share-based compensation to employees, directors and consultants, and change in operating lease accounts. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, comprehensive loss and loss per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” table on page 10 in this press release. This accompanying table on page 10 has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company’s consolidated financial results as of, and for the nine months ended, September 30, 2020 are presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant’s proprietary plant based genetic engineering technology.

Our products address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and, we believe, are ushering in a new era in regenerative and aesthetic medicine.

Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. In October 2018, we entered into a licensing agreement with United Therapeutics, whereby United Therapeutics is using CollPlant’s BioInks in the manufacture of 3D bioprinted lungs for transplant in humans.

For more information about CollPlant, visit http://www.collplant.com

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the impact of the COVID-19 pandemic; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk and products for medical aesthetics; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@collplant.com

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Nine months ended September 30		Three months ended September 30
	2020	2019	2020	2019
	U.S. dollars in thousands, except per share data

Revenue from product sales	$1,669	$1,589	$441	$541
Revenue from Licensing	3,600	-	3,600	-
Revenue from service	311	290	107	138
Total Revenue	5,580	1,879	4,148	679
Cost of Revenue	2,664	1,528	1,441	645
Gross Profit	2,916	351	2,707	34

Operating expenses:
Research and development, net	2,733	2,934	921	1,078
General, administrative and marketing	3,069	2,452	1,052	703
Total operating profit (loss)	(2,886)	(5,035)	734	(1,747)
Financial income	17	-	-	-
Financial expenses	(8)	(1,349)	(11)	(1,391)
Exchange differences	8	(281)	(20)	(39)
Financial income (expenses), net	17	(1,630)	(31)	(1,430)
Profit (loss) for the period	$(2,869)	$(6,665)	$703	$(3,177)
Basic profit (loss) per ordinary share	$(0.42)	$(1.43)	$0.10	$(0.68)
Diluted profit (loss) per ordinary share	$(0.42)	$(1.43)	$0.07	$(0.68)
Weighted average ordinary shares outstanding	6,861,045	4,661,204	6,962,831	4,661,874

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

(Unaudited)

	September 30,	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$5,036	$3,791
Trade receivables	891	79
Other accounts receivable and prepaid expenses	550	270
Restricted deposit	12	12
Inventory	967	888
Total current assets	7,456	5,040
Non-current assets:
Restricted deposit	169	168
Operating lease right-of-use assets	2,938	3,215
Property and equipment, net	2,167	2,329
Intangible assets	46	-
Total non-current assets	5,320	5,712
Total assets	$12,776	$10,752

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

(Unaudited)

	September 30,	December 31,
	2020	2019
Liabilities and shareholders’ equity
Current liabilities:
Loan	$6	$24
Accounts payable:
Trade payables	580	833
Accrued liabilities and other	1,647	1,203
Operating lease liabilities	420	455
Deferred revenues	317	942
Total current liabilities	2,970	3,457
Non-current liabilities:
Derivatives	52	68
Operating lease liabilities	2,879	3,139
Total non-current liabilities	2,931	3,207
Total liabilities	5,901	6,664

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of September 30, 2020 and December 31, 2019; issued and outstanding: 6,572,753 and 5,670,829 ordinary shares as of September 30, 2020 and December 31, 2019, respectively	2,759	2,368
Additional paid in capital and warrants	75,214	69,949
Currency translation differences	(969)	(969)
Accumulated deficit	(70,129)	(67,260)
Total shareholders’ equity	6,875	4,088
Total liabilities and shareholders’ equity	$12,776	$10,752

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Nine months ended September 30,
	2020	2019
Cash flows from operating activities:
Net cash used in operations (see Appendix A)	$(2,854)	$(4,064)
Net cash used in operating activities	(2,854)	(4,064)
Cash flows from investing activities:
Purchase of property and equipment	(332)	(1,154)
Purchase of intangible assets	(46)	-
Net cash used in investing activities	(378)	(1,154)
Cash flows from financing activities:
Proceeds from issuance of shares and convertible loan, net	4,400	5,440
Exercise of options into shares	89	7
Loan paid	(18)	(14)
Payments made for equipment on financing terms	-	(17)
Net cash provided by financing activities	4,471	5,416
Increase in cash and cash equivalents and restricted deposits	1,239	198
Cash and cash equivalents and restricted deposits at the beginning of the period	3,971	5,663
Exchange differences on cash and cash equivalents and restricted deposits	7	58
Cash and cash equivalents and restricted deposits at the end of the period	$5,217	$5,919

COLLPLANT BIOTECHNOLOGIES LTD.

APPENDICES TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Nine months ended September 30,
	2020	2019
Appendix to the statement of cash flows
A. Net cash used in operations:
Loss	$(2,869)	$(6,665)
Adjustments for:
Depreciation	494	370
Share-based compensation to employees and consultants	1,167	647
Exchange differences on cash and cash equivalents	(7)	(58)
Financial (income) expenses related to financial instruments	(16)	1,381
Net change of operating lease accounts	(18)	363
	(1,249)	(3,962)
Changes in operating asset and liability items:
Decrease (increase) in trade receivables	(812)	289
Increase in inventory	(79)	(18)
Decrease (increase) in other receivables (including long-term receivables)	(280)	22
Increase (decrease) in trade payables (including long-term payables)	(253)	161
Increase in accrued liabilities and other payables	444	232
Decrease in deferred revenues (including long term deferred revenues)	(625)	(788)
	(1,605)	(102)
Net cash used in operations	$(2,854)	$(4,064)
Supplemental disclosures of non-cash investing and financing activities:
Conversion of pre-paid warrants to ordinary shares	181	-
Obtaining right of use assets in exchange for a lease liability	-	34
Classification of warrants from equity to liabilities, net	-	1,804

CollPlant Biotechnologies Ltd.

Reconciliation of GAAP to Non-GAAP Financial Measures

(U.S. dollars in thousands, except per share data)

(Unaudited)

	Nine months ended September 30		Three months ended September 30
	2020	2019	2020	2019
	USD in thousands

GAAP gross profit	$2,916	$351	$2,707	$34

GAAP operating costs and expenses:	5,802	5,386	1,973	1,781

Change of operating lease accounts	18	(363)	(14)	(71)
Share-based compensation to employees, directors and consultants	(1,167)	(647)	(373)	(18)
Non-GAAP operating costs and expenses:	4,653	4,376	1,586	1,692

GAAP operating profit (loss)	(2,886)	(5,035)	734	(1,747)

Non-GAAP operating Profit (loss)	(1,737)	(4,025)	1,121	(1,658)

GAAP Comprehensive income (loss)	(2,869)	(6,665)	703	(3,177)

Change in fair value of financial instruments	16	(1,381)	(10)	(1,321)
Change of operating lease accounts	18	(363)	(14)	(71)
Share-based compensation to employees, directors and consultants	(1,167)	(647)	(373)	(18)
Non-GAAP Comprehensive income (loss)	$(1,736)	$(4,274)	$1,100	$(1,767)
GAAP basic profit (loss) per ordinary share	$(0.42)	$(1.43)	$0.10	$(0.68)
Non-GAAP basic profit (loss) per ordinary share	$(0.25)	$(0.92)	$0.16	$(0.38)
GAAP diluted profit (loss) per ordinary share	(0.42)	$(1.43)	$0.07	$(0.68)
Non-GAAP diluted profit (loss) per ordinary share	(0.25)	$(0.92)	$0.11	$(0.38)